UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                MMC ENERGY, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    55312Q109
                               -------------------
                                 (CUSIP Number)


                               NOVA D. HARB, ESQ.
                                MCGUIREWOODS LLP
                        50 NORTH LAURA STREET, SUITE 3300
                             Jacksonville, FL 32202
                                 (904) 798-2639
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 15, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



=======================
CUSIP NO.    55312Q109
=======================


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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MARTIN QUINN
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     OO (SEE ITEM 3)
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
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               7    SOLE VOTING POWER

                    4,097,088 (SEE ITEM 5)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,097,088 (SEE ITEM 5)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,097,088 (SEE ITEM 5)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                     |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.98% (SEE ITEM 5)
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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                                       2

Item 1 Security and Issuer.

            This statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.001 per share (the "Shares"), of MMC Energy, Inc. (the "Company" or "MMC Energy"). Martin Quinn is the direct beneficial owner of 4,097,088 Shares.

            The principal executive offices of the Company are located at 26 Broadway, Suite 907, New York, NY 10004.

Item 2 Identity and Background.

            (a) This Statement is filed by Martin Quinn.

            (b) The business address for Mr. Quinn is 26 Broadway, Suite 907, New York, NY 10004.

            (c) Mr. Quinn is the President and Chief Operating Officer of the Company.

            (d) During the past five years, Mr. Quinn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, Mr. Quinn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and Mr. Quinn is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Quinn is a citizen of the United States of America.

Item 3 Source and Amount of Funds or Other Consideration.

            On May 15, 2006, MMC Energy, MMC Energy Acquisition Corp. ("Acquisition Sub"), a wholly owned subsidiary of MMC Energy, and MMC Energy North America, LLC ("MMC LLC") entered into an Agreement and Plan of Merger and Reorganization. On that date, Acquisition Sub merged with and into MMC LLC, with MMC LLC remaining as the surviving entity and a wholly-owned subsidiary of MMC Energy (the "Merger"). On the closing date of the Merger, the holders of membership interests in MMC LLC before the Merger surrendered all of their issued and outstanding membership interests in MMC LLC and received an aggregate of 23,875,000 Shares. As a former member of MMC LLC, Mr. Quinn received 4,097,088 Shares as consideration in the Merger.

Item 4 Purpose of Transaction.

            Mr. Quinn's acquisition of the Shares described in the transactions set forth in Item 3 of this Statement was for the purpose of investment. Mr. Quinn has no plans and knows of no proposals with respect to the Shares he beneficially owns that would relate to or result in any matter required to be described in response to paragraphs (a) through (j) below:

            (a) an acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, other than the vesting of options to acquire Shares, granted to certain employees of the Company but which have not yet vested;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or its subsidiary;

            (c) a sale or transfer of a material amount of the Company's assets;

            (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board of directors, other than the board of directors' election of Mr. Quinn, Karl W. Miller and Denis Gagnon on May 15, 2006, to be effective May 26, 2006, to fill certain vacancies on the board of directors, and other changes that have been publicly disclosed by the Company on Current Reports on Form 8-K;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's corporate structure;

            (g) any changes to the Company's articles of incorporation, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company;

            (h) any person causing a class of securities of the Company to be delisted from a national securities exchange or cease to authorized or quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) any similar action.

Item 5 Interests in Securities of the Issuer.

            (a) As of the date of this Statement, Mr. Quinn is the direct beneficial owner of 4,097,088 Shares, or approximately 8.98%, of the 45,625,000 Shares that are outstanding on the date of this Statement.

            (b) Mr. Quinn has the sole voting and dispositive power over all of the Shares described in (a) above.

            (c) The Reporting Person has not effected any transactions in the Shares during the 60 days prior to the date of this Statement, other than the transactions described in Item 3 whereby Mr. Quinn acquired the Shares.

            (d) No person other than Mr. Quinn has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            In connection with the Merger, Mr. Quinn entered into a lock-up agreement with the Company dated May 15, 2006, whereby, other than with the Company's prior written consent, he agreed not sell any securities of the Company acquired in exchange for his membership interest in MMC LLC until May 15, 2007. Mr. Quinn is permitted under the lock-up agreement only to engage in transactions during the lock-up period involving Shares that were acquired pursuant to the company's stock option plans; to transfer any or all of his Shares to a family member for estate planning purposes; and to pledge the Shares to secure bona fide indebtedness.

Item 7 Material to be Filed as Exhibits.

            None.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 24, 2006



                                                    /s/ Martin Quinn
                                                    ----------------------------
                                                    Name: Martin Quinn





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